Filed by American Blue Ribbon Holdings, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933

Subject Company: J. Alexander’s Corporation
Commission File No.: 001-8766

FIDELITY NATIONAL FINANCIAL, INC. ANNOUNCES AGREEMENT

TO ACQUIRE J. ALEXANDER’S CORPORATION

Jacksonville, FL., June 25, 2012 – Fidelity National Financial, Inc. (NYSE: FNF), a leading provider of title insurance, mortgage services and diversified services, today announced the signing of a definitive agreement to merge J. Alexander’s Corporation (NASDAQ: JAX) with a subsidiary of American Blue Ribbon Holdings, Inc. (“ABRH”), a newly formed, majority owned subsidiary of FNF, in a transaction which values the equity of J. Alexander’s at approximately $72 million.  Immediately after the merger, J. Alexander’s will be combined with the current restaurant operations of ABRH, LLC (“American Blue Ribbon”), a majority-owned restaurant operating subsidiary of FNF with total annual revenue of approximately $1.3 billion. American Blue Ribbon owns and operates 674 restaurants in 43 states under six different restaurant concepts, including Bakers Square, Max & Erma’s, Village Inn, Stoney River Legendary Steaks, O’Charley’s and Ninety Nine, as well as the APC award winning pie bakery Legendary Baking.  Following the transactions, the total combined annual revenue of the restaurant operating company will be approximately $1.5 billion.

Under the merger agreement, shareholders of J. Alexander’s may elect to receive per share $12 in cash or a combination of $3 in cash and one share of Class A common stock of ABRH, subject to proration at closing so that the J. Alexander’s shareholders that receive stock will own a total of 49.9% of the shares in ABRH.  When issued, these ABRH shares will be listed for trading on Nasdaq, and will represent an aggregate 6% economic interest in the combined restaurant operations, including J. Alexander’s.  The remaining economic interests in the combined restaurant operations will be owned by FNF and other minority investors.  Following the transactions, FNF will hold a special class of common stock in ABRH that will entitle FNF to at least 50.1% of the voting power of ABRH so long as FNF retains at least a 40% economic interest in the combined restaurant operations.

Commenting on the announcement, FNF Chairman William P. Foley II, said, “J. Alexander’s provides the upscale casual restaurant guest with a high quality dining experience and outstanding professional service.  We are proud to add J. Alexander’s to American Blue Ribbon’s existing restaurant concepts.”

In addition to approvals by the J. Alexander’s shareholders, the consummation of the transactions is subject to conditions, including clearance under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976, the listing of the Class A common stock of ABRH to be issued to shareholders of J. Alexander’s on Nasdaq or an equivalent national securities exchange, and other customary closing conditions.  The transaction is targeted to close in the fourth quarter of 2012, assuming satisfaction of the conditions to closing.

J. Alexander’s Corporation operates 33 J. Alexander’s restaurants in 13 states:  Alabama, Arizona, Colorado, Florida, Georgia, Illinois, Kansas, Kentucky, Louisiana, Michigan, Ohio, Tennessee and Texas.  J. Alexander’s is an upscale, contemporary American restaurant known for its wood-fired cuisine.  The company’s menu features a wide selection of American classics, including steaks, prime rib of beef and fresh seafood, as well as a large assortment of interesting salads, sandwiches and desserts.  J. Alexander’s also has a full-service bar that features an outstanding selection of wines by the glass and bottle.  J. Alexander’s Corporation is headquartered in Nashville, Tennessee.

About Fidelity National Financial, Inc.

Fidelity National Financial, Inc. (NYSE: FNF), is a leading provider of title insurance, mortgage services and diversified services.  FNF is the nation’s largest title insurance company through its title insurance underwriters – Fidelity National Title, Chicago Title, Commonwealth Land Title and Alamo Title – that collectively issue more title insurance policies than any other title company in the United States.  In addition to American Blue Ribbon, among other operations, FNF owns minority interests in Ceridian Corporation, a leading provider of global human capital management and payment solutions, and Remy International, Inc., a leading designer, manufacturer, remanufacturer, marketer and distributor of aftermarket and original equipment electrical components for automobiles, light trucks, heavy-duty trucks and other vehicles. More information about FNF can be found at www.fnf.com.

Forward Looking Statements

This press release contains forward-looking statements relating to the potential acquisition of J. Alexander’s Corporation by Fidelity National Financial, Inc. and its affiliates, including the expected date of closing of the acquisition and the potential benefits of the transaction.  These are forward-looking statements for purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995.  The actual results of the transaction could vary materially as a result of a number of factors, including:  the possibility that competing offers will be made; the possibility that the J. Alexander’s shareholders do not approve the transactions; and the possibility that the other closing conditions for the transaction may not be satisfied or waived.  Other factors that may cause actual results to differ materially include those other risks detailed in the “Statement Regarding Forward-Looking Information,” “Risk Factors” and other sections of FNF’s Form 10-K and other filings with the Securities and Exchange Commission.  These forward-looking statements reflect FNF’s expectations as of the date of this press release.  FNF undertakes no obligation to update the information provided herein.

Important Additional Information and Where to Find It

In connection with the proposed transaction, ABRH and J. Alexander’s will be filing documents with the Securities and Exchange Commission (the “SEC”), including the filing by ABRH of a registration statement on Form S-4 that will include a proxy statement of J. Alexander’s that also constitutes a prospectus of ABRH. J. Alexander’s shareholders are urged to read the registration statement on Form S-4 and the related joint proxy statement/prospectus when they become available, as well as other documents filed with the SEC, because they will contain important information.  The final joint proxy statement/prospectus will be mailed to shareholders of J. Alexander’s. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov, or from ABRH or J. Alexander’s.

SOURCE: Fidelity National Financial, Inc.

CONTACT:
Daniel Kennedy Murphy
Senior Vice President and Treasurer
904-854-8120
dkmurphy@fnf.com